Mail Stop 3561

November 20, 2008

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

> **Re:** **The Southern Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2008**
> **File No. 001-03526**

Dear Mr. Ratcliffe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wayne Boston
The Southern Company
Facsimile:(404)506-0344